SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D

(Amendment No. 1)*

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

LCA-VISION INC.
(Name of Issuer)
Common Stock, par value $0.001 per share
(Title of Class of Securities)
501803308
(CUSIP Number)
Derek D. Bork Thompson Hine LLP 3900 Key Center 127 Public Square Cleveland, Ohio 44114 216-566-5500
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

Not applicable
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

_______________

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 501803308	13D	Page 2 of 5 Pages

1	NAME OF REPORTING PERSON Joern S. Joergensen
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Denmark
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 385,707
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 385,707
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 385,707
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.00%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 501803308	13D	Page 3 of 5 Pages

1	NAME OF REPORTING PERSON EuroEyes Holding AG
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Zurich, Switzerland
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 707,377
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 707,377
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 707,377
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.68%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 501803308	13D	Page 4 of 5 Pages

This Amendment No. 1 to Statement of Beneficial Ownership on Schedule 13D (“Amendment No. 1”) amends the Statement of Beneficial Ownership on Schedule 13D filed by the Reporting Persons on August 12, 2013 (the “Schedule 13D”) with respect to the Common Stock, par value $0.001 per share (the “Common Stock”), of LCA-Vision Inc., a Delaware corporation (the “Company”). Capitalized terms used but not defined in this Amendment No. 1 shall have the meanings set forth in the Schedule 13D. Except as amended and supplemented by this Amendment No. 1, the Schedule 13D remains unchanged.

Item 5. Interest in Securities of the Issuer.

(a) The Reporting Persons beneficially own in the aggregate 1,093,084 shares of Common Stock of the Company, which represents approximately 5.68% percent of the Company’s outstanding shares of Common Stock. Dr. Joergensen and EuroEyes Holding AG directly hold the number and percentage of shares of Common Stock disclosed as beneficially owned by them in the applicable tables set forth on the cover page to this Statement. Dr. Joergensen’s parents beneficially own an additional 161,884 shares (or 0.84%) of Common Stock of the Company through their ownership of Lens Implant ApS.

Each percentage ownership of shares of Common Stock set forth in this Amendment No. 1 is based on the 19,247,765 shares of Common Stock reported by the Company as outstanding as of October 24, 2013 in its Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission with respect to its quarterly period ended September 30, 2013.

(c) In the 60 days prior to the date of this Amendment No. 1, EuroEyes Holding AG acquired 122,140 shares of Common Stock of the Company. These acquisitions were made between November 12, 2013 and January 7, 2014 at prices per share ranging from $3.509 to $4.558. Each of these acquisitions was made through the open market.

CUSIP No. 501803308	13D	Page 5 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this Statement is true, complete and correct.

In accordance with Rule 13d-1(k)(1)(iii) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of this Statement on Schedule 13D with respect to the Common Stock of the Company.

Dated: January 13, 2014

JOERN S. JOERGENSEN

/s/ Joern S. Joergensen

EUROEYES HOLDING AG

Signature:	/s/ Joern S. Joergensen
Name:	Joern S. Joergensen
Title:	Director